

September 25, 2013

Via E-mail
Allen D. Eskow
Senior Executive Vice President
and Chief Financial Officer
Valley National Bancorp
1455 Valley RD
Wayne, NJ 07470

> **Re:** **Valley National Bancorp**
> **Form 10-K for Fiscal Period Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-11277**

Dear Mr. Eskow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2013

Recent Acquisitions, page 4

1. We note your discussion here and elsewhere that you lent State Bancorp, Inc. the funds necessary for it to settle its preferred shares issued to the US Treasury. Please tell us and revise future filings to disclose the basis for eliminating the related loan upon acquisition instead of accounting for it as additional purchase price consideration.

Non-performing Assets, page 81

2. Please revise the table on page 82 in future filings to disaggregate the 30 to 89 category to 30 to 59 days and 60 to 89 days. Absent these categories, it does appear possible to understand how past due loans are migrating in delinquency.

Financial Statements of Valley National Bancorp

Note 4. Investment Securities, 126

3. You have investments of over $549 million in U.S. states and political subdivisions that comprise 37% of your shareholders' equity at December 31, 2012. Please provide us proposed revised disclosure to be included in future periodic reports that:

- disclose the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

- disclose the nature and primary revenue sources for your special revenue bonds;

- disclose any concentrations in state, municipal and political subdivision bonds,

- disclose your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3752 if you have questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief